

Biglari Capital Corp.

Supplemental Investor Presentation

November 2020

Setting the Record Straight: TSR calculations

Management Claims[1]

Meaningful TSR outperformance versus the Casual Dining Peer Index

"2/21/20 represents the unaffected date prior to the WHO warning of a potential global pandemic and a corresponding market sell-off."

Reality

- Neither Cracker Barrel's earnings press release nor the transcript for its 2Q20 earnings call on Feb. 25, 2020 mentioned Covid-19. Clearly, the Company did not expect Covid-19 to materially impact its business at that time.
- In fact, during the investor call, the CEO reiterated plans to open new stores and achieve 2-2.5% comparable store sales growth in 2020.
- Market volatility should not be a reason to arbitrarily pick TSR dates. In fact, Cracker Barrel's share price outperformed its peers between 2/21/20 and 2/25/20 (2QFY20 earnings).
- Company's focus on 10-year TSR with a start date of 2/21/2010 is misleading as neither the current CEO nor most of the Company nominees served as directors in Feb. 2010.
- ***Using a 2/25/20 unaffected date, Cracker Barrel's TSR underperformed its peer median and the S&P 400 MidCap Restaurant Index over 1, 3, and 5 year periods.***

"Our teams continued to make progress on key initiatives, and I believe we are well-positioned to build on our momentum in the back half of our fiscal year.

Our fiscal 2020 earnings estimate continues to assume total revenue of approximately $3.15 billion to $3.2 billion. We now expect Cracker Barrel comparable store restaurant sales growth in the range of 2% to 2.5%.

We continue to expect to open six new Cracker Barrel stores and one Maple Street location in fiscal 2020. As a reminder, we are in the process of converting Holler & Dash units into Maple Street locations. And we expect these conversions to be completed in the next few months."

- Sandra Cochran, CEO, 2/25/20

1. Cracker Barrel Investor Update October 2020

Setting the Record Straight: TSR calculations (cont.)

Cracker Barrel has underperformed its peer median and index







Relative share price performance 2/21/20 – 2/25/20

SP Mid Cap 400 - Restaurants

Peer Median: -7.6%

-8.4%   -7.7%   -5.1%   -7.5%   -5.3%   -3.6%

1-year TSR*

2.3%   -0.9%   20.3%

3-year TSR*

46.0%   15.6%   48.7%

5-year TSR*

42.0%   38.3%   77.8%

Peer Median   SP Mid Cap 400 - Restaurants

* Peer Median based on Bloomin Brands, Darden, Brinker Intl., and Texas Roadhouse as of 2/25/2020

3

Why Texas Roadhouse is Cracker Barrel's closest peer

✓ 60% of Cracker Barrel stores are within a five-mile radius of Texas Roadhouse

✓ 200+ Cracker Barrel stores are within a mere two-mile radius of Texas Roadhouse

State	Number of Cracker Barrel stores within 5 miles radius of a Texas Roadhouse
Illinois	71%
Indiana	79%
Ohio	74%
Pennsylvania	76%
Texas	81%

✓ Similar Footprint: 7200 sq ft for Cracker Barrel (excl. retail) vs. 7200-7600 for Texas Roadhouse



Why Texas Roadhouse is Cracker Barrel's closest peer (cont.)

Louisville


Louisville
71

Phoenix


Surprise
Phoenix
Mesa
GILA RIVER

Houston/Dallas


The Woodlands
Spring
Katy
Houston
Baytown
Sugar Land
Pasadena
Pearland


Plano
Fort Worth
Dallas
Arlington

Florida


Texas Roadhouse
Cracker Barrel
Valdosta
Jacksonville
Lake City
St. Augustine
Gainesville
Daytona Beach
Ocala
Orlando
Kissimmee
Tampa
Lakeland
Clearwater
St. Petersburg
FLORIDA
Port St. Lucie
West Palm Beach
Fort Myers
Fort Lauderdale
Naples
Miami
Everglades National Park

Indianapolis


INDIANA
Carmel
Indianapolis

St.Louis


St. Louis

…. and Texas Roadhouse has outperformed Cracker Barrel





Cracker Barrel OLD COUNTRY STORE | TEXAS ROADHOUSE

TSR Performance*

5-year TSR*
38.3%
92.4%
3-year TSR*
15.6%
65.5%
1-year TSR*
-0.9%
8.1%



Guest Traffic

FY19
-0.7%
1.8%
FY18
-1.9%
3.9%
FY17
-1.4%
3.6%
FY16
-1.3%
2.1%

* Based on TSR as of 2/25/2020





Texas Roadhouse has superior disclosure on store investments

Our 2019 average unit volume for all Texas Roadhouse company restaurants open before June 26, 2018 was $5.6 million. The time required for a new Texas Roadhouse restaurant to reach a steady level of cash flow is approximately three to six months. For 2019, the average capital investment, including pre-opening expenses and a capitalized rent factor, for the 19 Texas Roadhouse company restaurants opened during the year was $5.5 million, broken down as follows:

	Average Cost	Low	High
Land(1)	$ 1,295,000	$ 700,000	$ 1,760,000
Building(2)	2,290,000	1,710,000	3,610,000
Furniture and Equipment	1,255,000	1,100,000	1,370,000
Pre-opening costs	665,000	535,000	915,000
Other(3)	10,000	—	90,000
Total	$ 5,515,000		

(1) Represents 10x's initial base rent in the event the land is leased or the average cost for land acquisitions.
(2) Includes site work costs.
(3) Primarily liquor licensing costs, where applicable. This cost varies based on the licensing requirements in each state.

Our average capital investment for the Texas Roadhouse restaurants opened in 2019, 2018 and 2017 was $5.5 million, $5.2 million and $5.3 million, respectively. The increase in our 2019 average capital investment was primarily due to higher building costs. We expect our average capital investment for restaurants to be opened in 2020 to be approximately $5.6 million.

Source: FY19 10-k

The land cost for stores opened during 2020 and 2019 averaged $1,328. Building, site improvement, furniture, equipment and related development costs for stores opened during 2020 and 2019 averaged $4,905. Pre-opening costs averaged $602 per store in 2020.

Source: FY20 10-k

- **Despite 48% of Cracker Barrel stores being on leased property, unlike Texas Roadhouse, it does not provide capitalized lease cost. By not disclosing this item, Cracker Barrel understates total store investment**
- **For the first time in over a decade, in FY20, Cracker Barrel disclosed "average" land and building costs for two years combined, making it even more difficult for shareholders to evaluate store level IRR**

Setting the Record Straight: Unit Economics

Management Claims

We leverage a rigorous, analytical approach using IRR analysis, and our Board of Directors approves risk-adjusted hurdle rates in excess of our cost of capital

Reality

- We question the "rigorous, analytical approach" considering Cracker Barrel for the first time in its recent history provided the two year 'average' cost for land and building* instead of disclosing the actual cost for FY20.

"The land cost for stores opened during 2020 and 2019 averaged $1,328. Building, site improvement, furniture, equipment and related development costs for stores opened during 2020 and 2019 averaged $4,905." – FY20 10k

- What is the appropriate risk-adjusted hurdle rate for the Board? Without appropriate disclosure, there is no way for shareholders to evaluate management's claims.

Management Claims

We are pleased with the performance of our mature stores opened over this time period, which have created shareholder value by delivering returns in the aggregate above our hurdle rates

Reality

- How can the Board be "pleased" with performance considering:
  - ✖ Negative guest traffic growth in each of the last five years
  - ✖ Between 2015-2019, average unit volume (AUV) improved by an aggregate 3.9% only – less than the rate of inflation – and despite a 9.1% increase in menu price during the same period.

* Building, site improvement, furniture, equipment and related development costs

Management Claims

Our Comparable Store Sales Have Outperformed

Reality



- Cracker Barrel's emphasis on comparable store sales is an attempt to hide deteriorating core business performance

- Essentially, menu price increase has helped offset declining guest traffic and relatively stagnant average unit volume.

Cracker Barrel's flawed investment strategy caused $137M loss

Management Claims

What We Look For

- **"White space,"** where we believe there is long-term growth opportunity
  - E.g., fast casual breakfast (H&D; Maple Street) and "Entertainment" (PBS)
- **Complimentary concepts/business models** where we can leverage core competencies and size, add value, lower costs
- **Complimentary guest base** that expands our demographics (limited cannibalization)
- **Proven concept** with attractive unit economics
- **Manageable** in terms of size, complexity and management attention
- **Attractive value and risk-adjusted returns**

Punch Bowl Social Reality

Complimentary concept?

Does this look 'complimentary' to Cracker Barrel's 'old country store' concept?


HOWDY

Complimentary guest base?

According to Punch Bowl founder and CEO: "Our continued goal is to be an experiential millennial and Gen Z lifestyle brand"[1]. How is a becoming Gen Z lifestyle brand complementary to Cracker Barrel's Brand Promise of providing an experience "reminiscent of America's country heritage"?

Proven concept?

How was Punch Bowl a proven concept considering it started in 2012 and had only 17 stores, and the first store under Cracker Barrel ownership closed in 78 days?

* Cracker Barrel press release announcing Punch Bowl Social investment on July 23, 2019

Our consistent opposition to Punch Bowl

Management Claims

"Mr. Biglari's letter published on April 15, 2020 was critical of CBRL's decision to cease further investment in PBS."

Reality – Biglari Consistently Opposed the PBS Transaction and Never Suggested to Invest More Money Into the Concept



2019: July, August, September, October, November, December

2020: January, February, March, April

July 23, 2019
Punch Bowl deal announcement

September 17, 2019
Earnings call and release

→ ***Financial details regarding prior performance, target criteria, and expected returns were not disclosed***

October 31, 2019
Biglari Capital Books and Records Request[1]

"…Company has not articulated to its shareholders the expected financial impact of this investment decision or ***how the PBS concept bears any relation to the Company's existing Cracker Barrel brand****…"*

March 15, 2020
CBRL walks away from PBS

March 27, 2020
CARES Act Signed into law

April 15, 2020
CEO Letter[2]

"… the board and management acted hastily to rid themselves of a significant investment without first obtaining details of the $2 trillion stimulus package. Thus, ***we are concerned not only with questionable investments the board and management are making but also with how they are handling those investments once they have been made****."*

We were skeptical of the PBS transaction from the start.

When details regarding the decision criteria and expected return on capital were not disclosed, we submitted a books and records request, which was refused.

After the loss was public, we continued to question the investment, as well as the Board's ability to manage and exit the transaction responsibly.

1. https://www.sec.gov/Archives/edgar/data/1067294/000092189519002670/ex991to13da4407428021_110519.htm
2. https://www.sec.gov/Archives/edgar/data/1067294/000119380520000484/ex991to13da4607428021_041520.htm

The Clear Choice Before Shareholders

An independent nominee with a wealth of restaurant experience and capital allocation expertise in casual dining.



Raymond P. Barbrick

- **30 years of C-level restaurant experience** including casual dining brands and QSR
- Previous **public Board and CEO experience with two restaurant conglomerates**
- **Proven track record in restaurant capital allocation**



Experience

Wendy's · Marriott · HILTON WORLDWIDE · The Promenade Shops at CLIFTON

Don Pablo's · Hops Grill & Brewery · EST. 1982 ON THE BORDER MEXICAN GRILL & CANTINA

TGI FRIDAYS · Chili's · Bueno Taco Bueno · Italian Bertucci's Restaurant

The status quo: a nominee with experience that has little relevance to a restaurant board.

Norman E. Johnson

- Extensive experience in industrial manufacturing and logistics – **no outside restaurant experience**
- **Helped oversee $137 million loss (Punch Bowl Social)**
- Led Board refreshment effort – **no directors have restaurant expertise off the Board**

Experience































CLARCOR

Industrial Filtration

Engine Filtration

Air Filtration











CIRCOR

Pumps

Valves

Actuation









SCHNEIDER

Truckload

Intermodal

Logistics

Why is Cracker Barrel spending $5M of shareholder money to defend the status quo?

Why Resist Adding Restaurant Experience to the Board?



Norman E. Johnson
Cracker Barrel Director
Chair of the Nominating Committee
Former CEO/Chair of CLARCOR

- *The current Board does not have a single independent member with restaurant operations expertise.*

- *Norman E. Johnson has been the Chair of the Nominating and Corporate Governance Committee since 2016 and during his tenure, four new directors have been added – none of whom have expertise in casual dining.*

- *All four directors added during Mr. Johnson's tenure have significant corporate overlap with existing members with ties to Marriott, Arthur Andersen, Walmart, and the Walt Disney Company. Furthermore, Johnson's addition to the Board back in 2012 itself appears to be the product of a pre-existing relationship with the then Chairman.*

- *When boards lack industry experience related to the core business, management teams can pursue strategies and ideas without proper strategic oversight, resulting in shareholder value destruction similar to the $137 million Punch Bowl Social debacle.*

- *When Cracker Barrel cannot defend its strategy and performance it resorts to attacking Biglari Holdings even though no one from Biglari Holdings or Biglari Capital is seeking a board seat.*

- *It is time to send a message that it is unacceptable for Cracker Barrel to spend $5M of shareholders money to keep an independent nominee with decades of restaurant experience off the Board.*



Vote FOR Raymond Barbrick on the GOLD card



Disclaimer

The materials contained herein (the "Materials") represent the opinions of Biglari Capital Corp. and its affiliates (collectively, "BCC") and are based on publicly available information with respect to Cracker Barrel Old Country Store, Inc. (the "Company"). BCC recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with BCC's conclusions. BCC reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. BCC disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by BCC herein are based on assumptions that BCC believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

BCC currently collectively beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that causes BCC from time to time to sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that BCC discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and BCC expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "project," "target," "forecast," "seek," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of BCC. Although BCC believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. BCC will not undertake and specifically disclaims any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, BCC has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.